Business Marketing Services, Inc.
350 Madison Avenue, 8th Fl
New York, NY 10017

 November 21, 2013

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	David R Humphrey, Accounting Branch Chief Kristin Shifflett Amy Geddes

Re:	Business Marketing Services, Inc. (the “Company”) Form 10K for the Year Ended December 31, 2012 Filed April 15, 2013 File No. 333-152017

Ladies and Gentlemen:

We have received your comment letter dated October 30, 2013. The following are the Company’s responses to the staff’s comments in such letter.

Form 10-K for the Year Ended December 31, 2012

Item 9(A). Controls and Procedures, page 11

1.
It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2012 or the interim periods in 2013. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting. If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filings to provide the required management's report on internal control over financial reporting.

Response:

Our management has completed its assessment of internal control over financial reporting as of December 31, 2012. Concurrent with the filing of the response to this comment letter we have filed an amendment No. 1 to our annual report on Form 10KA for the year ended December 31, 2012 to report on our management’s assessment of internal control over financial reporting .

2.
We note that you have concluded that your disclosure controls and procedures are not effective. Please file an amended Form 10-K for the year ended December 31, 2012 to disclose in greater detail the nature of the material weakness identified. In this regard, also revise to disclose the specific steps that you have taken, if any, to remediate the material weakness and whether you believe the material weakness still exists at the end of the period covered by the report.

Response:

Concurrent with the filing of the response to this comment letter we have filed an amendment No. 1 to our annual report on Form 10KA for the year ended December 31, 2012 to report on our management’s assessment of internal control over financial reporting and disclose in greater detail the nature of the material weakness identified. In this regard, we have also revised to disclose the specific steps that we plan to take to remediate the material weakness and intend to test our updated controls and procedures to determine whether we believe the material weakness still exists at December 31, 2013.

Business Marketing Services, Inc.

Written Statement from the Company

The management of the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Majken Hummel-Gumaelius
Majken Hummel-Gumaelius